SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 05/10 - 04/23/2010

Resubmission of Copel’s Management Proposal

     In accordance with Official Letter CVM/SEP/GEA-1/Nº167/2010 of April 22, 2010, we are hereby resubmitting Copel’s Management Proposal referring to fiscal year 2009, to be discussed during the next Annual and Extraordinary General Meeting to be held on April 27, 2010.

The Proposal’s full text is available on the website www.copel.com/ir

Curitiba, April 23, 2010.

Sincerely,
Antonio Rycheta Arten
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

REPLY TO THE LETTER/CVM/SEP/GEA-1/No. 167/2010

1.    With reference to the proposal for income allocation for the period:

1.a   Include the information listed in items 3, 4, 5, 6, 7, 9, and 10 of Attachment 9-1-II of CVM Instruction 481/09.

3. Inform the percentage of net income distributed in the year

- According to paragraph 2, item III, of Article 202 of Law 6,404/76, the percentage of Adjusted Net Income distributed was 27.69%.

4. Inform the total amount and dividends per share distributed based on the net income of previous years.

- Not applicable.

5. Inform, net of prepaid dividends and interest on equity already announced:

a. The gross amount of dividends and interest on equity separately by type and class of share

Shareholder Payments	COMMON SHARES	PNA SHARES	PNB SHARES	TOTAL
DIV. GROSS	9,838,908.48	50,147.89	9,569,764.15	19,458,820.52
DIV PER SHARE	0.06784	0.12713	0,07463
GROSS INTEREST ON OWN CAPITAL	31,262,901.70	338,617.42	30,398,480.88	62,000,000.00
INTEREST ON OWN CAPITAL PER SHARE	0.21556	0.85756	0.23706
TOTAL	41,101,810.18	388,765.31	39,968,245.03	81,458,820.52

b. Forms and terms for the payment of dividends and interest on equity

- Deposit in checking account (as per shareholder data records), or through bank payment order.

- Payment shall be made within 60 days from the AGM to be held on April 27, 2010.

c. Any restatements and interest on dividends and interest on equity

- Not applicable.

d. Date of the declaration of payments of dividends and interest on equity considered for the identification of shareholders entitled to receive these payments

- Shares with rights on April 27, 2010; Ex-dividends/Interest on Equity as of April 28, 2010, this date included.

6. If dividends or interest on equity were declared based on net income calculated by semiannual or interim balance sheets

a. Inform the amount of dividends and interest on equity declared

- Interest on Equity in the amount of R$ 168,000,000.00

b. Inform the respective payment dates

- Paid on 12/07/2009

7. Provide a comparative table with the following amounts per share for each type and class:

a.Net income in the fiscal year and in the three (3) prior fiscal years

b. Dividends and interest on equity distributed in the last three (3) fiscal years

Shareholder Payments Distribution							Per Share
Shareholder Payments	Net Income (R$ mil)		Exerc.	Approv.	Payment		COMMON	PNA	PNB
						gross income
						(R$ mil)
		Net Income Adjusted
		(R$ mil)
Dividends	1,242,680	1,071,807	2,006	04/27/07	06/26/07	157,951	0.55096	0.79739	0.60617	*
INTEREST ON OWN CAPITAL						123,000	0.42905	0.61878	0.47204	*
Dividends	1,106,610	986,679	2,007	04/17/08	05/16/08	67,750	0.23622	0.41239	0.25990
INTEREST ON OWN CAPITAL						200,000	0.69734	1.21740	0.76723
Dividends	1,078,744	951,163	2,008	04/23/09	05/29/09	33,834	0.11796	0.21060	0.12979
INTEREST ON OWN CAPITAL						228,000	0.79493	1.41919	0.87459
(anticipation)	1,026,433	900,821	2,009	11/11/09	12/07/09	168,000	0.58625	0.64510	0.64510
Dividends				04/27/10		19,459	0.06784	0.12713	0.07463
INTEREST ON OWN CAPITAL						62,000	0.21556	0.85756	0.23706
							* Per million shares

9. If the company has preferred shares with rights to fixed or minimum dividends

- As set forth in the Company’s Bylaws:

“Article 6º The preferred shares shall be of classes “A” and “B” and shall carry no voting rights.

§ 1º The class “A” preferred shares shall have priority in the distribution of a minimum annual dividend of ten per cent, to be equally allotted among them, such dividends being determined upon the paid-in capital proper to such share type and class on December 31 of the previous financial year”

a. Detail the method for calculating the fixed or minimum dividends

“According to our bylaws, Class A Shares and Class B Shares are entitled to receive annual, non-cumulative minimum dividends, which dividend per share shall be at least 10.0% higher than the dividends per share paid to the Common Shares. Class A Shares have a dividend priority over the Class B Shares, and Class B Shares have a dividend priority over the Common Shares. To the extent funds are available therefore, dividends are to be paid in the following order:

•        first, the holders of Class A Shares have the right to receive a minimum dividend equal to ten percent of the total share capital represented by the Class A Shares outstanding as at the end of the fiscal year in respect of which the dividends have been declared;

•        second, to the extent there are additional amounts to be distributed after all amounts allocated to the Class A Shares have been paid, the holders of Class B Shares have the right to receive a minimum dividend per share equal to (1) the Mandatory Distribution divided by (2) the total number represented by Class B Shares outstanding as at the end of the fiscal year in respect of which the dividends have been declared; and

•        third, to the extent that there are additional amounts to be distributed after all amounts allocated to the Class A Shares and the Class B Shares have been paid, the holders of Common Shares have the right to receive an amount per share equal to (1) the Mandatory Distribution divided by (2) the total number of Common Shares outstanding as at the end of the fiscal year in respect of which dividends have been declared, provided that the Class A Shares and Class B Shares receive dividends per share at least ten percent higher than the dividends per share paid to the Common Shares.

To the extent that there are additional amounts to be distributed after all amounts described in the preceding items have been paid and in the form therein described, any such additional amount will be divided equally among all our shareholders.”

b. Inform whether net income in the fiscal year is sufficient for the full payment of fixed or minimum dividends

- Yes, Net Income for the year is sufficient for the full payment of the minimum dividends.

c. Identify whether any unpaid installment is cumulative

- Not applicable.

d. Identify the total amount of fixed or minimum dividends to be paid per class of preferred shares

e. Identify the fixed or minimum dividends to be paid per class of preferred shares

Shareholder Payments	PNA Shares
GROSS INTEREST ON OWN CAPITAL (anticipation)	254,742.15
INTEREST ON OWN CAPITAL PER SHARE	0.64510
DIV. GROSS	50,147.89
DIV. PER SHARE	0.12713
GROSS INTEREST ON OWN CAPITAL	338,617.42
INTEREST ON OWN CAPITAL PER SHARE	0.85756
GLOBAL GROSS VALUE	643,507.46
GLOBAL VALUE PER SHARE	1.62979

10. Regarding the minimum mandatory dividends

a. Detail the calculation method set forth in the Bylaws

- “Article 6º The preferred shares shall be of classes “A” and “B” and shall carry no voting rights.

Paragraph 1 The class “A” preferred shares shall have priority in the distribution of a minimum annual dividend of ten per cent, to be equally allotted among them, such dividends being determined upon the paid-in capital proper to such share type and class on December 31 of the previous financial year.

Paragraph 2 The class “B” preferred shares shall have priority in the distribution of a minimum annual dividend, to be equally allotted among them, in the amount of 25% of the net profit duly adjusted, as provided for in article 202 and its paragraphs of Law no. 6,404/76, and determined upon the paid-in capital proper to such share type and class on December 31 of the previous fiscal year.

Paragraph 3 The dividends awarded pursuant to paragraph 2 to class “B” preferred shares shall have priority of distribution only in relation to ordinary shares and shall be paid from the remaining profits after the dividends of the class “A” preferred shares have been distributed.

Paragraph 4 The dividends to be paid per preferred share, independently of its class, shall be at least 10% (ten per cent) higher than the dividends to be paid per common shares, as defined in sub-section II of paragraph 1 of article 17 of Law no. 6404/76, with the amendments introduced by Law no. 10303, of October 31, 2001.

Paragraph 5 The preferred shares shall acquire voting rights if, for 3 (three) consecutive fiscal years, those shares are not granted the minimum dividends to which they are entitled, as set forth in paragraphs 1, 2 and 3 of this article, as defined in paragraph 4.”

b. Inform whether it has been fully paid

- Dividends and Interest on Equity are being paid in full.

c. Inform the amount withheld, if applicable

- Not applicable.

1.b   Submit the capital budget proposal required by item 15 (b) of Attachment 9-1-II of CVM Instruction 481/09, including all sources of funds and fixed or working capital investments, as required by Article 196, paragraph 1, of Law 6,404/76

In compliance with CVM Instruction 480, of December 7, 2009, effective as of January 1, 2010, find below the capital budget proposal for 2010 of Companhia Paranaense de Energia – COPEL, as well as the source of funds.

Sources	In millions of R$
Third-party Funds	272.9
Own funds from retention of profits and cash generation from the Company's operations	1,070.0
TOTAL	1,342.9
Investments (Investment Program)	In millions of R$
Generation and Transmission	499.7
Mauá Hydroelectric Power Plant	323.3
Other	176.4
Distribution	761.8
Telecommunications	81.4
TOTAL	1,342.9

2.   With reference to the capital increase proposal, include the applicable information set forth in Attachment 14 of CVM Instruction 481/09, namely those listed in items 3, 4 and 6.a

The proposed capital increase will not bring legal and economic consequences.

On the contrary, from a legal standpoint, capitalization results from compliance with the laws.

The profit retention reserve, according to the statement attached to the original proposal, was fully applied in the Company's investment program.

Particularly, with regard to the capital reserves, the Company is benefiting from the only prerogative applied to it as to the situations in which the reserves can be used, among those set forth in Article 200 of Law 6,404/76, that is, the inclusion of its balances in the capital stock. This statement is grounded on the fact that there are no losses to be absorbed, and that the Company does not intend to apply the policy of redemption, reimbursement or purchase of shares, and that the redemption of profit-sharing bonds is not applied to the Company. In addition, payment of dividends to shareholders are strictly up to date.

The amounts recorded as capital reserves were classified as such for being included in the Company's equity as subsidies received, in compliance with letter "c", paragraph 1, of Article 182 of Law 6,404/76, in effect at the time. Such legal provision ceased to exist as a result of its revocation by Law 11,638/2007.

There will not also be consequences from an economic viewpoint, as capitalization will not imply any net worth change.

As explained in the Executive Board's Proposal, "Should this proposal be approved, this increase will be capitalized with no change to the number of shares, as authorized by Article 169, paragraph 1, of Law 6,404/76 (...)", and without changing the par value, considering that Copel's capital stock, as set forth in Article 4 of the Company's Bylaws, is represented by 273,655,375 shares "with no par value".

With reference to said proposal for capital increase, the Fiscal Council issued the following opinion, which is recorded in the Manual for Participation of Shareholders in Annual General Meetings:

COMPANHIA PARANAENSE DE ENERGIA COPEL

PARECER DO CONSELHO FISCAL SOBRE A PROPOSTA DE DIRETORIA PARA AUMENTO DO CAPITAL SOCIAL E ATUALIZAÇÃO DO ARTIGO 4º DO ESTATUTO SOCIAL DA COMPANHIA

O Conselho Fiscal da Companhia Paranaense de Energia - Copel, no cumprimento das disposições legais e estatutárias, examinou a "Proposta da Diretoria para Aumento do Capital Social da Companhia e para adequação do 'caput' do Artigo 4º, de acordo com a prerrogativa prevista no § 1º do Art. 7º, ambos do Estatuto Social da Companhia". A referida proposta contempla o aumento do capital social de R$ 4.460.000.000,00 (quatro bilhões, quatrocentos e sessenta milhões de reais) para R$ R$ 6.910.000.000,00 (seis bilhões, novecentos e dez milhões de reais), através da capitalização: I) das reservas de capital "subvenções para investimento", "incentivos fiscais – Finam", e "subvenção da Conta de Resultados a Compensar – CRC"; e II) capitalização da parte remanescente da reserva de retenção de lucros de 2005 (0,02%); da totalidade da retenção de 2006; e de parte da retenção de 2007 (90,68%), para fins de arredondamento numérico, tendo em vista que esses valores já foram utilizados para aplicação no programa de investimentos da Companhia. Por decorrência, o Conselho Fiscal é de parecer que a mencionada proposta está de acordo com as disposições legais e estatutárias vigentes, estando, portanto, em condições de ser submetida à apreciação e conseqüente deliberação dos Senhores Acionistas.

Curitiba, 16 de março de 2010.

OSMAR ALFREDO KOHLER
Presidente

HERON ARZUA

CASSIO MARTINS CAMARGO PENTEADO JÚNIOR

MARCIO LUCIANO MANCINI

WILSON PORTES

3.   With regard to the proposal for amendment to the bylaws, include the information required by Article 11 CVM Instruction 481/09

The proposal for amendment of the bylaws refers only to adjusting Article 4 to reflect the capital increase and the conversion of Class A preferred shares (PNA) to Class B preferred shares (PNB) at the request of shareholders, as authorized by paragraph 1, of Article 7 of the Bylaws.

Consequently, the amendments proposed are as follows:

1. Current wording of the Bylaws:

Article 4º   O Underwritten paid up capital is R$ 4,460,000,000.00 (four billion and four hundred and sixty million reais) represented by 273,655,375 (two hundred and seventy-three million, six hundred and fifty-five thousand and three hundred and seventy-five) shares, with no par value, composed of 145,031,080 (one hundred and forty-five million, thirty-one thousand and eighty) ordinary shares, and 128,624,295 (one hundred and twenty-eight million, six hundred and twenty-four thousand and two hundred and ninety-five) preferred shares, of which 398,342 (three hundred and ninety-eight thousand and three hundred and forty-two) are class “A” shares, and 128,225,953 (one hundred and twenty-eight million, two hundred and twenty-five thousand and nine hundred and fifty-three) are class “B” shares.

2. Changes Proposal:

Article 4º   O Underwritten paid up capital is R$ 6,910,000,000.00 (six billion and nine hundred and ten million reais),  represented by 273.655.375 (two hundred and seventy-three million, six hundred and fifty-five thousand and three hundred and seventy-five) shares, with no par value, composed of 145,031,080 (one hundred and forty-five million, thirty-one thousand and eighty) ordinary shares, and 128,624,295 (one hundred and twenty-eight million, six hundred and twenty-four thousand and two hundred and ninety-five) preferred shares, of which 394,792 (three hundred and ninety-four thousand and seven hundred and ninety-two) are class “A” shares, and 128,229,503 (one hundred and twenty-eight million, two hundred and twenty-nine thousand and five hundred and three) are class “B” shares.

4.   With reference to the information provided due to the election of the fiscal council members:

a. Apparently, the information relates to the current members of the fiscal council. However, Article 10 of CVM Instruction 481/09 requires information to be provided about the candidates supported by the management or the controlling shareholder. Correct the information, if applicable.

b. Even if the persons listed in the Company's proposal are indeed the candidates to the fiscal council, the information provided concerning items 12.6.f to 12.6.h does not seem to refer to them in this capacity, as it indicates past dates and periods already elapsed. Correct the information, based on the election to take place on the next general meeting.

Name	Age	Occupation	CPF/ National identification Number	Current Position	Election date	Inauguration date	Term of office	Other positions held in the Issuer	Nominated by the Issuer
Osmar Alfredo Kohler	56	Lawyer	000309539-87	Chairman of the Fiscal Council	04/27/2009	04/27/2009	2010/2011		Yes
Wilson Portes	70	Economist	002925169-91	Member	04/27/2009	04/27/2009	2010/2011		Yes
Heron Arzua	71	Lawyer	000196829-72	Member	04/27/2009	04/27/2009	2010/2011		Yes
Moacir José Soares	64	Economist & Accountant	056582339-68	Alternate	04/27/2009	04/27/2009	2010/2011		Yes
Serafim Charneski	66	Accountant	017545649-68	Alternate	04/27/2009	04/27/2009	2010/2011		Yes
Maurílio Leopoldo Schmitt	61	Economist	059245619-68	Alternate	04/27/2009	04/27/2009	2010/2011		Yes

5. Regarding the Management compensation proposal:

a. Inform the objectives of the Company’s compensation policy or practice, as required by item 13.1.a of the Reference Form.

b. Describe the elements of the compensation (salaries and compensation for participation in committees, according to table of item 13.2) and their purposes. This information is required by item 13.1.b.i of the Reference Form. Furthermore, describe the methodology for compensation calculation and readjustment due to participation in committees, as required by item 13.b.iii of the Reference Form.

c. Inform the proportion of each element in the total compensation, as required by item 13.i.b.ii.

d. Inform how the compensation is structured as to reflect the evolution of performance indicators. These requirements are set forth in items 13.1.c and 13.1.d of the Reference Form.

e. Inform how the compensation policy or practice is aligned with the company’s interest in the short, medium and long terms. This requirement is set forth in item 13.1 of the Reference Form.

f. Indicate if the compensation is supported or not by subsidiaries, controlled companies or controlling shareholders, as required by item 13.1.f of the Reference Form.

g. Indicate if the compensation is supported or not by subsidiaries, controlled companies or direct or indirect controlling shareholders, as required by item 13.1.g of the Reference Form.

h. Include in the management compensation, as required by item 13.2.c.i of the Reference Form, the social security benefits mentioned in view of item 13.10 of the Reference Form.

i. Include, as required by item 13.2.d, the amount of compensation that the Board of Directors’ members are entitled to for participating in committees.

j. The correlation between items 13.10.c to 13.10.h of the Reference Form and the data presented in the table prepared by the Company with reference to these items is not clear. Supplement the data with descriptive information so that the correlation is made clear or, alternatively, correct the data presented.

k. Correct the information provided with reference to items 13.11.c through 13.11.e. Apparently, the company disclosed the monthly compensation. The compensation must be disclosed on an annual basis.

Answers 5. a, b, c, d, e, f, g

13.1 R.: With reference to letters “a” to “g” of this item 13.1, we inform:

The Annual General Meeting, in accordance with article 152 of Law 6,404/76, defines annual compensation of Copel’s Directors and Fiscal Council members, including payroll charges, considering the compensation paid in the previous fiscal year plus the period’s accumulated monetary adjustment and, eventually, real gains.

No other specific objectives of this practice exist, other than simply remunerating the managers and fiscal council members for the services rendered to the Company, as there are no payments related to the achievement of targets, nor variable compensation or performance indicators. Therefore, the compensation is exclusively composed of the salary and, for the members of the Audit Committee, the specific bonus.

No compensation of the managers and fiscal council members is supported by any subsidiary, controlled company or direct or indirect controlling shareholder and there is no compensation or benefit related to the occurrence of any corporate event such as the disposal of the Company’s ownership control.

As to the method for compensation readjustment calculation for participation in the Audit Committee, the first criteria established in 2008 set forth that any Board member taking part in that Committee would receive an additional compensation equivalent to a bonus established for the Company’s Superintendents of three thousand reais (R$3,000.00) per month. However, taking into account the volume of work, the duties involved, and the compensation paid by the market for the performance of similar activities, a decision was taken to change the amount of said compensation to five thousand reais (R$5,000.00) per month, and there is no prevision of any readjustment at the moment.

For 2010, and as required by item 1 of Article 12 of CVM Instruction 481/2009, we inform that the Majority Shareholder shall propose the overall annual limit, with payroll charges, of R$7,600,000.00.

The General Meeting should propose that, of the overall annual compensation, including payroll charges, 79.7% go to the Executive Board, 11.8% to the Board of Directors, and 8.5% to the Fiscal Council.

Each member of the Board of Directors and the Fiscal Council receives monthly compensation in accordance with the clause 3, Article 162 of the Brazilian Law of Corporations, equal to 15% (fifteen per cent) of the average compensation of an Executive Board member, including the 13th salary.

Pursuant to Article 11 of State Decree 6,343, of September 18, 1985, the employees’ representative on the Board of Directors does not receive any compensation.

In the case of replacement of a Fiscal Council member by their respective alternate, the latter shall receive compensation equal to that of the replaced member for each month that he/she serves in place of the sitting member, without any loss in compensation.

Item 5 (h)

13.2.a Board of Executive Officers
13.2.b Number of Members	13.2.c.i Fixed annual compensation (with payroll charges)	2008	2009	2010
2008 = 07 2009 = 08 2010 = 08	Salary	4,639,177.96	5,643,743.35	6,021,089.01
	Direct and indirect benefits	None	None	None
	Compensation for participating in committees	None	None	None
	Other – Private pension contribution, as per table of item 13.10 (considered as payroll charge)	140,884.84	171,394.19	274,280.64
	13.2.c.ii Variable compensation	None	None	None
	13.2.c.iii Postemployment benefits	None	None	None
	13.2.c.iv Termination Benefits	None	None	None
	13.2.c.v Share-based compensation	None	None	None

Item 5 (i)

13.2.d Amount, per body, of compensation Board of Directors (Audit Committee), Executive Board and Fiscal Council
Body	2008	2009	2010
Executive Board	4,639,177.96	5,643,743.35	6,021,089.01
Board of Directors	708,307.33	895,665.44	896,221.35
Fiscal Council	567,802.50	644,864.32	639,901.34

13.2.e Total compensation (with payroll charges)
Bodies	2008	2009	2010
Executive Board + Board of Directors + Fiscal Council	5,915,287.79	7,184,273.11	7,557,211.70

Item 5 (j)

PENSION PLANS - PLANS I and II, PLAN III
13.10 a. to h.
Board of Executive Officers – 07 members
Name	Date Included	Plan	Age	Current Situation	Benefit Date	Benefit	Savings Amount
RUBENS GHILARDI	08/01/1972	Complementary	69	Retired	12/28/1991	Yes
ANTONIO RYCHETA ARTEN	05/01/2008	Plan III (Variable Contribution Plan)	54	Active	59y 6 m	Optional	123,600.35
RONALD THADEU RAVEDUTTI	08/10/1972	Complementary	59	Retired	07/01/1997	Yes
RAUL MUNHOZ NETO	06/16/1982	Plano III (Variable Contribution Plan)	66	Active / Related	66y	Optional	990,613.16
PAULO ROBERTO TROMPCZYNSKI	no	no	0
LUIZ ANTONIO ROSAFA	no	no	0
MARLENE ZANNIN	08/06/2009	Plan III	54	Active	58y 11m	Optional	43,760.97

BOARD OF DIRECTORS
08 members
JOÃO BONIFÁCIO CABRAL JUNIOR	no	no
RUBENS GHILARDI	08/01/1972	Complementary	69	Retired	12/28/1991	Yes
JORGE MICHEL LEPELTIER	no	no
LAURITA COSTA ROSA	no	no
LUIZ ANTONIO RODRIGUES ELIAS	no	no
NILTON CAMARGO COSTA (elected by the employees)	06/20/1986	Plan III (Variable Contribution Plan)	48	Active	55 years	Optional	424,783.83
ROGÉRIO DE PAULA QUADROS	no	no
MUNIR KARAM	no	no
PS.: Item h: after leaving the company (termination of agreement), the participant can redeem 100% of his contributions which, on average, corresponds to 50% of the participant’s savings reserve.

Item 5 (k)

Remuneration (value without tax)
13.11.a Body	13.11.b Nº of members	13.11.c Highest individual compensation			13.11.d Lowest individual compensation			13.11.e Average individual compensation
		2008	2009	2010	2008	2009	2010	2008	2009	2010
Executive Board	8	564,597.12	607,176.32	634,195.68	513,274.08	551,973.28	576,537.76	521,829.28	559,860.80	583,744.96
Board of Directors (same for all members)	9 (only 6 receive)	78,274.40	83,979.20	87,561.76	78,274.40	83,979.20	87,561.76	78,274.40	83,979.20	87,561.76
Audit Committee (same for all members)	03	48,000.00	80,000.00	80,000.00	48,000.00	80,000.00	80,000.00	48,000.00	80,000.00	80,000.00
Fiscal Council (same for all members)	10 (5 members and 5 alternates) (Alternate members only receive compensation if called to a meeting)	78,274.40	83,979.20	87,561.76	78,274.40	83,979.20	87,561.76	78,274.40	83,979.20	87,561.76

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.